UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Jupai Holdings Limited

(Name of Issuer)

Ordinary shares of par value of $0.0005 per share

(Title of Class of Securities)

G52141 101

(CUSIP Number)

January 6, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons SINA Corporation
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 21,798,340 ordinary shares. See Item 4.
		6	Shared Voting Power 0
		7	Sole Dispositive Power 21,798,340 ordinary shares. See Item 4.
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,798,340 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 11.4%
12	Type of Reporting Person CO

1	Names of Reporting Persons SINA Hong Kong Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 15,798,340 ordinary shares. See Item 4.
		6	Shared Voting Power 0
		7	Sole Dispositive Power 15,798,340 ordinary shares. See Item 4.
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,798,340 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.2%
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Jupai Holdings Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 10/F Jinsui Building, No. 379 South Pudong Road, Pudong District, Shanghai, People's Republic of China

Item 2(a).	Name of Person Filing: SINA Corporation SINA Hong Kong Limited
Item 2(b).	Address of Principal Business Office, or, if none, Residence: SINA Corporation SINA Hong Kong Limited 20F Ideal Plaza No. 58 Bei Si Huan Xi Road, Beijing, 100080, China
Item 2(c).	Citizenship: SINA Corporation – Cayman Islands SINA Hong Kong Limited – Hong Kong
Item 2(d).	Title of Class of Securities: Ordinary shares of par value of $0.0005 per share
Item 2(e).	CUSIP No.: G52141 101

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.0005 per share of Jupai Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of the date hereof:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SINA Corporation	21,798,340	11.4%	21,798,340	0	21,798,340	0
SINA Hong Kong Limited	15,798,340	8.2%	15,798,340	0	15,798,340	0

SINA Hong Kong Limited is the record owner of 15,798,340 ordinary shares of the Issuer, and is wholly owned by SINA Corporation, which is a public company with its ordinary shares quoted on the Nasdaq Global Select Market.  Memestar Limited, a British Virgin Islands company and a wholly-owned subsidiary of SINA Corporation, owns 1,000,000 American depositary shares (representing 6,000,000 ordinary shares) of the Issuer acquired in the initial public offering of the Issuer in July 2015.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, SINA Corporation may be deemed to beneficially own all of the ordinary shares of the Issuer held by SINA Hong Kong Limited and Memestar Limited.

The percentages used herein are calculated based upon 192,057,759 ordinary shares of the Issuer issued and outstanding as of January 6, 2016.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

SINA Corporation

By:	/s/ Charles Chao
Name:	Charles Chao
Title:	Chairman of the Board and CEO

SINA Hong Kong Limited

By:	/s/ Charles Chao
Name:	Charles Chao
Title:	Chairman of the Board and CEO

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement